April 29, 2010

Securities and Exchange Commission
Washington, D.C. 20549

RE: Cell-nique Corporation
Form S-1A
Filed April 19, 2010
File No. 333-161413

Gentlemen:

Pursuant to Regulation § 230.460   Distribution of preliminary prospectus and § 230.461   Acceleration of effective date of the Securities Act of 1933, on behalf of Cell-nique Corporation, we hereby request acceleration of the effective date of S-1/A Amendment No. 7 Registration Statement for Cell-nique Corporation to be April 29, 2010.

We acknowledge and represent the following understanding:

-	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
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The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relive the company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

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The company may not assert staff comments and the declaration of effectiveness as the defense in any process initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dan Ratner
by: Dan Ratner
President, Cell-nique Corporation